SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          -----------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 16

                          -----------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Subject Company (Issuer))

                          -----------------------------

                          NORTHROP GRUMMAN CORPORATION
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                          -----------------------------

                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                          (including associated Rights)
                         (Title of Class of Securities)

                          -----------------------------

                                    652228107
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 JOHN H. MULLAN
                          NORTHROP GRUMMAN CORPORATION
                     CORPORATE VICE PRESIDENT AND SECRETARY
                             1840 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (301) 553-6262

                 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                 WITH A COPY TO:
                                 STEPHEN FRAIDIN
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000

                          -----------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party  tender offer  subject to Rule 14d-1.
|_| issuer  tender offer subject to Rule 13e-4.
|_| going-private  transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 16 (this "Amendment No. 16") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated May 23, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by NORTHROP GRUMMAN CORPORATION, a Delaware corporation, ("Northrop Grumman") relating to the offer (the "Offer") by Northrop Grumman to issue, upon the terms and subject to the conditions set forth herein and in the related letter of election and transmittal, shares of common stock, par value $1.00 per share (the "Northrop Grumman Shares") designed to have a value of $67.50 per share or pay $67.50 per share in cash (subject to the election and proration procedures and limitations in the Prospectus (defined below) and related letter of election and transmittal) for each outstanding share of common stock, par value $0.01 per share (the "Common Stock") of NEWPORT NEWS SHIPBUILDING INC., a Delaware corporation, ("Newport News") including the associated Series A participating cumulative preferred stock purchase rights issued pursuant to the Newport News stockholder protection rights agreement (the "Rights" and together with the Common Stock, the "Newport News Shares").

     Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, relating to the Northrop Grumman Shares to be issued to stockholders of Newport News in connection with the tender offer, as set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related letter of election and transmittal, which were annexed to the Schedule TO as Exhibits
(a)(4) and (a)(1)(A) thereto.

     All of the information in the Prospectus and the related letter of election and transmittal, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to items 2 through 11 of the Schedule TO.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 is hereby amended and supplemented as follows:

     On October 4, 2001, Kent Kresa, Chairman of the Board, President and Chief Board, President and Chief Executive Officer of Northrop Grumman sent to William Fricks, Chairman and Chief Executive Officer of Newport News the letter filed as Exhibit (a)(5)(T) hereto which is incorporated herein by reference.

ITEM 12     EXHIBITS

            Item 12 is hereby amended and supplemented as follows:

(a)(5)(S)   Press Release, dated October 5, 2001.

(a)(5)(T)   Letter sent by Kent Kresa, Chairman of the Board,
            President and Chief Executive Officer of Northrop Grumman to William Fricks, Chairman and Chief Executive Officer at Newport News, dated October 4, 2001.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             NORTHROP GRUMMAN CORPORATION


                             By:      /s/ John H. Mullan
                                      -------------------------------
                                      John H. Mullan
                                      Corporate Vice President and Secretary


     Dated:  October 5, 2001

                               EXHIBIT INDEX

EXHIBIT                                              DESCRIPTION
NUMBER                                               -----------
------

(a)(5)(S)   Press Release, dated October 5, 2001.

(a)(5)(T)   Letter sent by Kent Kresa, Chairman of the Board,
            President and Chief Executive Officer of Northrop Grumman to William Fricks, Chairman and Chief Executive Officer at Newport News, dated October 4, 2001.